NO ACT

PE
2-9-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005737

February 15, 2011

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-15-11

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

Re: Kraft Foods Inc.

Dear Ms. Ward:

This is in regard to your letter dated February 9, 2011 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for inclusion in Kraft's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Kraft therefore withdraws its January 5, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007


kraft foods

Carol J. Ward
Vice President and Corporate Secretary
Three Lakes Drive
Northfield, IL 60093

T: 847-646-8694
F: 847-646-2753
www.kraftfoodscompany.com

February 9, 2011

Via E-Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Withdrawal of No-Action Request Regarding the Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On January 5, 2011, Kraft Foods Inc. (the "Company") submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") requesting that the Company's Board of Directors adopt and publicly disclose a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The Proposal was submitted by Kenneth B. Sylvester on behalf of the Comptroller of the City of New York, John C. Liu, as the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, and as custodian of the New York City Board of Education Retirement System (together, the "Proponent") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. The No-Action Request sets forth the basis for our view that the Proposal is excludable under Rule 14a-8(i)(7).

Enclosed is a letter from the Proponent confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 646-8694 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

CJW/eaa
Enclosure

cc: Kenneth B. Sylvester, The City of New York Office of the Comptroller



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

EXHIBIT A

BY EXPRESS MAIL

February 4, 2011

Ms. Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Re: The Shareholder Proposal of the New York City Pension Funds and Retirement Systems

Dear Ms. Ward:

On behalf of the New York City Comptroller and the New York City Pension Funds and Retirement Systems (the "Funds"), I withdraw the Funds' proposal regarding the placement of ads with minority broadcasters that was submitted for inclusion in the Company's 2011 Proxy Materials for the consideration and vote of the shareholders.

Very truly yours,



Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007
(212) 669-2013
Fax (212) 669-4072
ksylves@comptroller.nyc.gov

cc: Meredith B. Cross
Director
Securities and Exchange Commission
Division of Corporation Finance



Carol J. Ward
Vice President and Corporate Secretary
Three Lakes Drive
Northfield, IL 60093

T: 847-646-8694
F: 847-646-2753
www.kraftfoodscompany.com

January 5, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System*
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Kraft Foods Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Kenneth B. Sylvester on behalf of the Comptroller of the City of New York, John C. Liu, as the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, and as custodian of the New York City Board of Education Retirement System (together, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.


kraft foods

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Under well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, specifically the manner in which the Company advertises its products and the Company's relationships with its suppliers. In addition, the Proposal may be excluded because it does not address a significant policy issue. Moreover, even if the Proposal were to involve a significant policy issue, it would still be excludable because it addresses the Company's ordinary business operations.


kraft foods

The Commission has stated that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release also provides that certain proposals that involve significant policy issues would not be excludable because they transcend day-to-day business matters and raise policy issues so significant that it would be appropriate to address them through a shareholder vote. However, the Staff has indicated that a proposal involving a policy issue may be excluded if it is not so significant as to transcend day-to-day operations or if the focus of the proposal is on ordinary business matters (see Section C below).

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal May Be Excluded Because It Relates To The Manner In Which The Company Advertises Its Products

The Proposal addresses decisions related to the broadcasters used by the Company to advertise its products and services. As such, the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, specifically the manner in which it advertises its products.

In *General Electric Co.* (avail. Jan. 18, 2005), the company sought to exclude a proposal prohibiting advertising on any TV or radio station or newspaper that carried any statement advocating firearm control legislation. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7) on ordinary business grounds as relating to "the manner in which a company advertises its products." *See also FedEx Corp.* (avail. July 14, 2009) (concurring in the exclusion of a proposal requesting that the company identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions as relating to "the manner in which a company advertises its products"); *PG&E Corp.* (avail. Feb. 14, 2007) (concurring in the exclusion of a proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources as relating to "the manner in which a company advertises its products"); *Tootsie Roll Industries, Inc.* (avail. Jan. 31, 2002) (same as *FedEx Corp.*).


kraft foods

As the world's second largest food company, the Company employs a dynamic and multifaceted marketing strategy to promote its brands and reputation and to build strong and lasting connections with its customers (stores) and consumers (individuals). This strategy involves a wide variety of activities including, among other things, consumer marketing in broadcast, print, outdoor and on-line media. It can often involve multiple advertising campaigns. Decisions relating to the strategy and placement of such advertising media include considerations of cost, audience (sometimes multiple target audiences), competitive impact, business and financial results, scale and geography, among other things. Allocating the Company's advertising budget, determining the appropriate media for its advertising campaigns to most effectively and efficiently reach its target audience, and monitoring and evaluating those campaigns, are highly dynamic and complex matters that are within management's day-to-day business functions and not suitable for shareholder oversight.

Like the proposal in *General Electric Co.*, the Proposal addresses the particular types of media used by the Company to advertise its products, and more generally, like the proposals in the other letters cited above, the Proposal addresses the manner in which the Company advertises its products. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

B. *The Proposal May Be Excluded Because It Relates To The Company's Relationships With Its Suppliers*

The Proposal addresses decisions that the Company's management makes regarding the broadcasters the Company uses to advertise its products. Consequently, the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, specifically decisions relating to its supplier relationships.

In the 1998 Release, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7):

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the *retention of suppliers*. (Emphasis added)

In numerous instances, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) on the grounds that they concern decisions relating to supplier or vendor relationships. In *Spectra Energy Corp.* (avail. Oct. 7, 2010; *recon. denied* Oct. 25, 2010), for example, the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships." *See also Alaska Air Group, Inc.* (avail. Mar. 8, 2010) (concurring in the exclusion of a proposal requesting a report on contract repair facilities as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (avail. Mar. 25,


kraft foods

2009) (concurring in the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (same); *Dean Foods Co.* (Mar. 9, 2007; *recon. denied* Mar. 22, 2007) (concurring in the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *International Business Machines Corp.* (avail. Dec. 29, 2006) (concurring in the exclusion of a proposal regarding procedures by which the company would accept supplier quotes submitted to the company after the applicable deadline for such quotes as relating to "decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As the world's second largest food company, the Company purchases billions of dollars in goods and services each year. The Company's supply chain is a strategic component of its business, and the Company's management is constantly seeking ways to improve its performance and reduce costs. The Company depends on its suppliers for high-quality, innovative products and services, competitive prices and timely delivery. Allocating the Company's supply chain budget, determining the appropriate suppliers of products and services, including advertising services, and monitoring and evaluating the efficiency and effectiveness of the supply chain are complex matters that are within management's day-to-day business functions and not suitable for shareholder oversight.

Like the letters cited above, the Proposal relates to decisions relating to the Company's supplier relationships, specifically relationships with suppliers of broadcast advertising services. Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

C. The Proposal May Be Excluded Because It Does Not Focus On A Significant Policy Issue

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable, because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Proposal is excludable under Rule 14a-8(i)(7) because it does not focus on a significant policy issue.

In several of the letters cited in the preceding sections, the proposals dealt with policy issues, such as firearm control (*General Electric Co.*), disparagement of the American Indian community (*FedEx Corp.*, *Tootsie Roll Industries, Inc.*), greenhouse gas emissions (*PG&E Corp.*), outsourcing of manufacturing operations (*Spectra Energy Corp.*), aircraft maintenance standards (*Alaska Air Group, Inc.*, *Continental Airlines, Inc.*, *Southwest Airlines Co.*) and organic food production (*Dean Foods Co.*). However, the Staff did not deem any of these policy issues to be sufficiently significant to transcend the respective companies' day-to-day business matters.


kraft foods

In addition, even at times when the Staff has concluded that a proposal addressed a significant policy issue, the Staff has frequently concurred in the exclusion of the proposal due to the involvement of ordinary business operations. For example, in *General Motors Corp.* (avail. Apr. 4, 2007), the Staff permitted the exclusion of a proposal requesting that the board of directors institute an executive compensation program tracking progress in improving the fuel economy of GM vehicles as relating to ordinary business operations pursuant to Rule 14a-8(i)(7). In its response, the Staff stated, "we note that while the proposal mentions executive compensation, *the thrust and focus of the proposal is on ordinary business matters*" (emphasis added). Similarly, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) the Staff concurred in the exclusion of a proposal requesting a report regarding purchase of goods by the company from suppliers using, among other things, forced labor, convict labor and child labor, because a portion of the proposal requested that the report address ordinary business operations. *See also Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal regarding the implementation of equal employment policies reflecting specified principals prohibiting discrimination based on sexual orientation and gender identity and noting "in particular that some of the principles related[d] to Apache's ordinary business operations").

As in many of the letters cited above, the Proposal does not address a significant policy issue. Additionally, even if the Proposal were to involve a significant policy issue, the Proposal would still be excludable as it addresses the Company's ordinary business operations, specifically its advertising practices and supplier relationships, as discussed above. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 646-8694 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enclosure(s)

cc: Kenneth B. Sylvester, The City of New York Office of the Comptroller

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER


RECEIVED
NOV 19 2010

November 16, 2010

Ms. Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods, Inc.
Three Lakes Drive
Northfield, Illinois 60093

Dear Ms. Ward:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Kraft Foods, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

KS/ma
Enclosure
Kraft Foods, Inc. Advertising Non-Discrimination 2011

Policy to Address Discriminatory Advertising Practices against Minority Broadcasters

Whereas:

- studies have found that advertisers have discriminated against minority broadcasters (Leonard M. Baynes, "Making the Case for a Compelling Government Interest in Broadcast Media Ownership," *57 Rutgers L. Rev. 235 (2005)*);

- discrimination against minority broadcasters by the advertising industry has persisted for many years, as evidenced by a study of the advertising industry (Kofi Ofori, "When Being No.1 Is Not Enough: The Impact of Advertising Practices on Minority-Owned & Minority-Formatted Broadcast Stations," *Civil Rights Forum on Communications Policy* (Jan. 1999)) ("the Study"), which was commissioned by the Federal Communications Commission ("FCC") and highlighted the discriminatory practices of broadcast advertisers;

- the Study found specific discriminatory practices:
    - "no urban/Spanish dictates" Advertisers refused to place advertising on minority-owned stations or stations with substantial minority audiences (collectively "minority broadcasters"), and
    - "minority discounts" Advertisers paid minority-formatted radio stations substantially less than what they paid to general market stations with comparable audience size;

- as a result, minority-formatted radio stations earned "less revenue per listener" than stations broadcasting general market programming thereby causing minority-formatted stations to earn an average 63% less in advertising revenues than majority radio broadcasters with comparable market shares;

- the then FCC Chairman publicly stated that, "These practices do not hurt only broadcasters, they hurt advertisers, consumers, and indeed, us all. For advertisers, these practices hurt their bottom line. Their failure to realize that there are untapped markets right at home in the neighborhoods of our long-neglected minority communities, deprives them of a whole range of customers...To succeed on the Main Streets of tomorrow, Madison Avenue must recognize the reality of minority consumers and the power of minority- formatted stations in reaching them" (1999);

- the then FCC Chairman stated that, "...these advertising practices don't just hurt these stations, they hurt us as a nation. Economically, we cannot prosper if the purchasing power of all Americans is not respected and unleashed. Politically, our democracy is weaker if our airwaves and our national debate lack strong voices from all corners of our country," (1999); and

- In 2009 FCC Commissioner McDowell said "there's no dispute about the existence of the problem" but that the FCC's 2007 Diversity Order barring the 'no urban/no Spanish' dictate can only be enforced indirectly through broadcasters since the FCC has no authority over advertisers or media buyers themselves.

RESOLVED: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Kraft Foods Inc CUSIP#: 50075N104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 2,006,067 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Kraft Foods Inc CUSIP#: 50075N104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,916,701 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Kraft Foods Inc

CUSIP#: 50075N104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 309,444 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Kraft Foods Inc **CUSIP#: 50075N104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 884,808 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Kraft Foods Inc CUSIP#: 50075N104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System

The New York City Board of Education Retirement System 96,096 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286